FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

August 31, 2006

Mr Alberto Etchegaray
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

In accordance with Articles 9 and 10, Point 2 of the Law on the Securities Market and General Norm Nº 30 issued by your Superintendence, and duly empowered to do so by the Company’s Board of Directors, I hereby inform you of the following Essential Fact.

At an ordinary meeting of the Board of Directors of Endesa Chile held today, the Board agreed to create a new company by the name of Centrales Hidroeléctricas de Aysén S.A. which will be legally constituted in September 2006 and in which Endesa Chile will hold 51 % and Colbún S.A. the other 49 % of the equity capital.

This company will be in charge of the studies, development, financing, construction and operation of the Aysén project, which consists of a hydroelectricity project in Region XI, which considers an estimated capacity of 2,355 MW in five hydroelectric plants that will utilize the same electricity transmission line. The company will continue with the preparations for the Project comprising, amongst others, feasibility and hydrological studies, engineering drafts and environmental impact studies, as well as obtaining all the permits, authorizations and concessions related to this kind of project. All these shall be carried out and requested during 2006 and 2007, subject to the authorizations and permits of the appropriate authorities and organizations.

After the initial preparatory steps are finalized, prior to taking the final decision on the execution of the Aysén Project, which consists of the order to proceed with the same, this will be subject to the decision of the shareholders of Centrales Hidroeléctricas de Aysén S.A. and to whatever the corresponding authorities and organizations resolve in the end with respect to matters that may have been brought to their attention or submitted for their approval.

The Board of Directors of Endesa Chile agreed to the incorporation of the new company once confirmed that the conditions precedent had been fulfilled, and also that Colbún S.A. had reported to the company that the due diligence on the Aysén Project had been completed and approved, after which the board of Directors of Endesa Chile proceeded to approve the contents of the documentation related to the negotiations with Colbún S.A. commenced in last April.

In this way, the conditions precedent reported as an Essential Fact in a letter addressed to your Superintendence and to the securities markets in general on April 26 have been fulfilled.

Yours sincerely,

Rafael Mateo Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: August 31, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer